TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2008 AUG 18 P 2:1

[redacted]

08004391

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

15 August 2008

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with the requirements applicable to foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934 as amended (the "Act"), I attach a copy of relevant disclosures made by Tate & Lyle PLC (the "Company") for the period 1 July 2008 to 14 August 2008 inclusive for placing on our file.

I also enclose a copy of the Company's amended Articles of Association which were approved by shareholders at the Annual General Meeting held on 23 July 2008.

The Company wishes to inform the Securities and Exchange Commission (the "Commission") that, with immediate effect, it intends to comply with its obligations under Rule 12g3-2(b) by publishing information electronically, in accordance with Rule 12g3-2(f) under the Act. The Company currently publishes, and undertakes to continue publishing, the information required under Rule 12g3-2(b)(1)(iii) in English on its website, www.tateandlyle.com and therefore, in accordance with Rule 12g3-2(f), will no longer submit paper copies of its disclosures to the Commission.

If you have any queries regarding the contents of this letter and the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6174.

Yours sincerely,

PROCESSED
AUG 20 2008
THOMSON REUTERS

Lucie Gilbert
Deputy Company Secretary

8/18

Enc.

RECEIVED
2008 AUG 18 P 2:15

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 July 2008 to 14 August 2008

Date	Headline
13/08/08	Holding(s) in Company
07/08/08	Holding(s) in Company
05/08/08	Holding(s) in Company
01/08/08	Director/PDMR shareholding
01/08/08	Total Voting Rights
31/07/08	Holding(s) in Company
31/07/08	Holding(s) in Company
30/07/08	Director/PDMR shareholding
29/07/08	Transaction in own shares
29/07/08	Director/PDMR shareholding
24/07/08	Analyst and Investor Seminar
23/07/08	Result of AGM
23/07/08	Interim Management Statement
15/07/08	Annual Information Update
04/07/08	Blocklisting Interim Review
03/07/08	Holding(s) in Company
03/07/08	Holding(s) in Company
02/07/08	Disposal
02/07/08	Holding(s) in Company
01/07/08	Total Voting Rights
01/07/08	Director/PDMR shareholding

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

11/08/08

6. Date on which issuer notified

13/08/08

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 31,440,243

Number of Voting Rights: 31,440,243

Resulting situation after the triggering transaction:

Number of Shares - 25,098,267

Number of Voting Rights (Direct) - 25,098,267

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 5.47%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 25,098,267

Total % of Voting Rights - 5.47%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY
020 7626 6525

13 AUGUST 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

05/08/08

6. Date on which issuer notified

07/08/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: Below 3%

Number of Voting Rights: Below 3%

Resulting situation after the triggering transaction:

Number of Shares - 31,440,243

Number of Voting Rights (Direct) - 31,440,243

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.86%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 31,440,243

Total % of Voting Rights - 6.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT

DEPUTY COMPANY SECRETARY

020 7626 6525

7 AUGUST 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

01/08/08

6. Date on which issuer notified

05/08/08

7. Threshold(s) that is /are crossed or reached

3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 19,853,319

Number of Voting Rights: 19,853,319

Resulting situation after the triggering transaction:

Number of Shares - Below 3%

Number of Voting Rights (Direct) - Below 3%

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - Below 3%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - Below 3%

Total % of Voting Rights - Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY
020 7626 6525

5 AUGUST 2008

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Tate & Lyle PLC (the 'Company') was informed today that 6,032 ordinary shares of 25 pence each in the Company were allotted under the Company's Sharesave Scheme to Iain Ferguson, an Executive Director of the Company, on 1 August 2008. The option price was 264 pence per share and the allotment took place in London. Mr Ferguson now has an interest in 222,735 ordinary shares of 25 pence each in the Company.

This notification is made in accordance with DTR 3.1.4R(1)(a) of the FSA's Disclosure and Transparency Rules.

Lucie Gilbert

Deputy Company Secretary

1 August 2008

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 July 2008 consisted of 459,938,509 ordinary shares of which 1,524,280 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 31 July 2008 was 458,414,229 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
1 August 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

31 JULY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

30/07/08

6. Date on which issuer notified

31/07/08

7. Threshold(s) that is /are crossed or reached

4%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 31,298,436

Number of Voting Rights: 31,298,436

Resulting situation after the triggering transaction:

Number of Shares - 19,853,319

Number of Voting Rights (Direct) - 19,853,319

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 4.33%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 19,853,319

Total % of Voting Rights - 4.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY
020 7626 6525

31 JULY 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

31 JULY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

28/07/08

6. Date on which issuer notified

30/07/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: Below 3%

Number of Voting Rights: Below 3%

Resulting situation after the triggering transaction:

Number of Shares - 31,298,436

Number of Voting Rights (Direct) - 31,298,436

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.82%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 31,298,436

Total % of Voting Rights - 6.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY
020 7626 6525

31 JULY 2008

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed yesterday that 21,428 ordinary shares of 25 pence each in the capital of the Company were released under the Company's Deferred Bonus Share Plan ('DBSP') to Iain Ferguson, an Executive Director of the Company, on 29 July 2008. No consideration was paid for the acquisition of these shares. 8,817 shares were disposed of at 382.75 pence per share on the London Stock Exchange to pay for tax and sale costs. The remaining shares have been retained. Mr Ferguson now has an interest in 216,703 ordinary 25p shares in the Company.

The DBSP is a performance based share plan under which certain senior executives have the opportunity to defer part of their annual cash bonus, invest the amount deferred in the Company's shares and receive awards of matching shares ('Matching Shares'). The number of Matching Shares released is subject to the satisfaction of employment conditions and a performance condition over the relevant performance period which in this case was the period from 1 April 2005 to 31 March 2008.

This notification is made in accordance with DTR 3.1.4R(1)(a) of the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
30 July 2008

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 29 July 2008 it transferred at nil cost 56,177 ordinary shares in the Company for the purpose of satisfying releases under the 2003 Performance Share Plan and 2005 Deferred Bonus Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 1,524,280 ordinary shares in treasury and has 458,414,229 ordinary shares in issue (excluding treasury shares).

Lucie Gilbert
Deputy Company Secretary

29 July 2008

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding
29 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

DR BARRY ZOUMAS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DR BARRY ZOUMAS

8. State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

8,000 ORDINARY 25p SHARES BY MEANS OF THE PURCHASE OF 2,000 AMERICAN DEPOSITARY RECEIPTS ('ADRS') (ONE ADR BEING EQUIVALENT TO FOUR ORDINARY 25p SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

389.84 PENCE PER SHARE (BEING THE EQUIVALENT OF 30.95 USD PER ADR USING AN EXCHANGE RATE OF 1.9848)

14. Date and place of transaction

29 JULY 2008, NEW YORK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,000 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

29 JULY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

LUCIE GILBERT - DEPUTY COMPANY SECRETARY

Date of notification

29 JULY 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

Tate & Lyle PLC - Analyst and Investor Seminar

Tate & Lyle PLC

Analyst and Investor Seminar

Tate & Lyle PLC (the 'Company') is holding an Analyst and Investor Seminar at 9:30 a.m. BST in London today, Thursday 24 July 2008. The slides and scripts of the presentations will be available on the Company's website (www.tateandlyle.com) from 3.00pm BST today and a webcast will be available from Friday 25 July 2008.

Tim Lodge
Director of Investor Relations
Tel: 020 7626 6525

Tate & Lyle News Announcement

Tate & Lyle PLC - Result of AGM

Tate & Lyle PLC

Tate & Lyle PLC

Result of Annual General Meeting 2008

Tate & Lyle PLC (the 'Company') announces that at its Annual General Meeting ('AGM') held on 23 July 2008, all resolutions were passed on a show of hands. The number of proxy votes lodged for each resolution prior to the meeting was as follows:

Resolution	Total For(1)		Total Against		Votes withheld
	No. of votes	% of vote	No. of votes	% of vote	No. of vot
1. Report and Accounts	262,906,726	99.90	257,306	0.10	53,962
2. Remuneration Report	253,144,181	97.78	5,736,188	2.22	3,745,788
3. Approve final dividend	262,568,784	100.00	6,736	de minimis	50,637
4. Re-elect Dr Barry Zoumas	261,071,256	99.42	1,530,309	0.58	24,592
5. Re-elect Sir David Lees	260,485,088	99.20	2,103,861	0.80	37,208
6. Re-appoint auditors	262,665,730	99.80	535,012	0.20	15,377

7.	Approve auditors' remuneration	262,883,763	99.88	305,540	0.12	26,587
8.	Authority to purchase own shares	262,781,879	99.86	380,511	0.14	53,958
9.	Authority to allot shares	262,577,102	99.77	608,338	0.23	30,679
10.	Dis-application of pre-emption rights	262,782,992	99.86	361,113	0.14	72,014
11.	Authority to make political donations and incur political expenditure	260,389,565	98.98	2,696,273	1.02	130,281
12.	Adoption of Amended Articles of Association	259,272,603	99.33	1,744,448	0.67	2,199,068

(1) Includes discretionary votes.

(2) A 'vote withheld' is not a vote in law and is not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

On 23 July 2008, there were 458,358,052 shares in issue (excluding Treasury Shares) and 292 shareholders or persons representing shareholders attended the meeting.

In accordance with Listing Rules 9.6.2R, two copies of the resolutions passed as special business at the AGM will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf

London E14 5HS

In addition, two copies of the amended Articles of Association will also be available for inspection at the UK Listing Authority's Document Viewing Facility.

As previously announced, Stanley Musesengwa and Stuart Strathdee retired from the Board of Directors at the AGM. In addition, Elisabeth Airey succeeded Richard Delbridge as Chairman of the Audit Committee. Mr Delbridge continues to serve as a member of the Audit Committee.

Lucie Gilbert
Deputy Company Secretary
23 July 2008

Tate & Lyle PLC - Interim Management Statement

Tate & Lyle PLC

Chairman's Annual General Meeting and Interim Management Statement

At the Annual General Meeting of Tate & Lyle PLC, to be held in London today, Sir David Lees, Chairman, will make the following statement:

INTERIM MANAGEMENT STATEMENT

The Group has made a satisfactory start to the financial year with profit before tax for the continuing operations (note 1) in the first quarter broadly in line with the equivalent period in the prior year.

At our Food & Industrial Ingredients, Americas division, we benefited from improved by-product returns driven by volatile and exceptionally high corn prices, which have reduced since the end of June. These were partially offset by some additional costs as we commission new technology at the Loudon, Tennessee corn wet mill.

Food & Industrial Ingredients, Europe's improved co-product prices compensated for higher energy prices. The Food Systems businesses (Hahn and Cesalpinia) continued to perform well.

Sucralose sales volume growth was strong and consistent with our capacity utilisation targets. As anticipated, sales values increased at a lower rate. Higher energy costs were offset by efficiency gains. The Singapore facility was commissioned in June 2007, and so the first quarter of the current financial year includes the impact of a full quarter of costs associated with this new plant.

The EU sugar businesses, as has been widely reported, are operating in a very difficult market while surplus stock is absorbed in anticipation of the first reduction in the EU reference prices which will take place on 1 October 2008 (when the raw sugar reference price will also reduce). Gas prices at the UK refinery have been higher than expected, further validating the investment in the biomass boiler which will be commissioned at the end of the current financial year ending 31 March 2009. We are increasingly confident that, during the second half of the financial year, market equilibrium between supply and demand for EU sugar will be restored, which should lead to progressively firmer refining margins.

On 2 July we announced the sale of the international sugar trading business to Bunge Limited. The approvals required have now been obtained and the sale is unconditional. As already announced, the working capital in the business will remain with, and be collected and paid by, Tate & Lyle through to 31 March 2009 at which point it will be assumed by Bunge upon final completion of the transaction. At 31 March 2008, the net operating assets attributable to the business being sold had a value of £106 million and related primarily to working capital.

The business sold reported an operating profit of £4 million for the three months, which compares with a loss of £6 million for the six month period ended 30 September 2007 and with a £9 million loss for the year to 31 March 2008. The results of international sugar trading have now been reclassified into discontinued operations. As a consequence the sale will have an impact on the comparison of the continuing operations' profits with the equivalent period in the prior year in both the first and second half years.

As previously advised, the Group's tax rate is sensitive to the geographical mix of profits, with profits from the UK covered by tax losses while US profits are typically taxed at between 37% and 39%. The disposal of international sugar trading increases the tax rate of the continuing operations as this business

contributed to earnings in the UK. Given these factors and the performance of UK sugar refining, we would now anticipate a tax rate for the full year in the region of 31% for the continuing operations.

Group net debt at 30 June 2008 was £967 million compared with £1,041 million at 31 March 2008.

OUTLOOK FOR THE CONTINUING OPERATIONS

The general deterioration in global economic conditions, particularly in the USA and specifically in raw materials and energy, makes any statement about the outlook more difficult than usual. Nevertheless, with three months of the financial year behind us and with three of the four divisions having started the year in line with our expectations, we are on track to make progress for the year as a whole.

Note 1: Continuing operations do not include international sugar trading as, following the announcement of its sale on 2 July 2008, it has been classified as a discontinued operation.

END

A conference call will be held today at 8.00am BST, hosted by Iain Ferguson, Chief Executive and John Nicholas, Group Finance Director. Participants are requested to dial in at least 5 minutes before the commencement of the call. Dial in details are as follows:

Participant dial in number: +44 (0) 1452 586 513 (UK freephone 0800 694 1503)
Conference ID: 57096658

Replay dial in number: +44 (0) 1452 550 000 (UK freephone 0800 953 1533)
Replay passcode: 57096658£

A replay of this call will be available from two hours after the end of the live call for 7 days until 29 July 2008.

For more information contact Tate & Lyle PLC:

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Rowan Adams, Director of Corporate Communications (Media)
Tel: 020 7626 6525 or Mobile 07713 067 542

Tate & Lyle PLC - Annual Information Update

Tate & Lyle PLC

Tate & Lyle PLC

Annual Information Update 2008

In accordance with the requirements of Prospectus Rules PR 5.2.1R Tate & Lyle PLC (the 'Company') announces that the following information has been published or made available by the Company to the public over the previous twelve months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update, the information is only referred to and full copies of each item can be found at the locations specified below.

The information referred to in this update was up to date at the time the information was published, but some information may now be out of date.

1. Announcements made via a RIS

The following UK regulatory announcements have been made by the Company via a RIS during the previous twelve months. Copies of these announcements can be viewed at the London Stock Exchange's website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm and on the Company's website at www.tateandlyle.com.

Date of publication	Regulatory headline
04/07/08	Blocklisting Interim Review
03/07/08	Holding(s) in Company
03/07/08	Holding(s) in Company
02/07/08	Disposal
02/07/08	Holding(s) in Company
01/07/08	Total Voting Rights
01/07/08	Director/PDMR shareholding
30/06/08	Holding(s) in Company
27/06/08	Transaction in own shares
24/06/08	Holding(s) in Company
23/06/08	Transaction in own shares

20/06/08	Director/PDMR shareholding
18/06/08	Holding(s) in Company
18/06/08	Annual Report and Accounts
17/06/08	Holding(s) in Company
16/06/08	Holding(s) in Company
10/06/08	Holding(s) in Company
04/06/08	Transaction in own shares
03/06/08	Holding(s) in Company
02/06/08	Total Voting Rights
27/05/08	Transaction in own shares
27/05/08	Holdings in Company
23/05/08	Transaction in own shares
23/05/08	Director/PDMR Shareholding
22/05/08	Final Results
07/05/08	Transaction in own shares
06/05/08	Transaction in own shares
02/05/08	Directorate Change
01/05/08	Total Voting Rights
23/04/08	Transaction in own shares
16/04/08	Transaction in own shares
15/04/08	Transaction in own shares
14/04/08	Transaction in own shares
11/04/08	Transaction in own shares

09/04/08	Holdings in Company
07/04/08	Transaction in own shares
04/04/08	Holdings in Company
02/04/08	Trading Statement
01/04/08	Transaction in own shares
01/04/08	Director/PDMR Shareholding
01/04/08	Total Voting Rights
28/03/08	Transaction in own shares
28/03/08	Holdings in Company
27/03/08	Transaction in own shares
27/03/08	Holdings in Company
26/03/08	Transaction in own shares
26/03/08	Holdings in Company
20/03/08	Transaction in own shares
19/03/08	Transaction in own shares
07/03/08	Transaction in own shares
06/03/08	Holdings in Company
03/03/08	Total Voting Rights
29/02/08	Director Declaration
26/02/08	Transaction in own shares
25/02/08	Holdings in Company
20/02/08	Transaction in own shares
20/02/08	Holdings in Company

19/02/08	Holdings in Company
15/02/08	Holdings in Company
15/02/08	Interim Management Statement
14/02/08	Holdings in Company
14/02/08	Holdings in Company
14/02/08	Holdings in Company
13/02/08	Transaction in own shares
12/02/08	Transaction in own shares
11/02/08	Transaction in own shares
11/02/08	Transaction in own shares
08/02/08	Transaction in own shares
07/02/08	Transaction in own shares
07/02/08	Transaction in own shares
07/02/08	Transaction in own shares
06/02/08	Transaction in own shares
06/02/08	Holdings in Company
05/02/08	Transaction in own shares
04/02/08	Transaction in own shares
04/02/08	Transaction in own shares
01/02/08	Transaction in own shares
01/02/08	Transaction in own shares
01/02/08	Total Voting Rights
31/01/08	Transaction in own shares

30/01/08	Transaction in own shares
29/01/08	Transaction in own shares
29/01/08	Transaction in own shares
28/01/08	Transaction in own shares
25/01/08	Holdings in Company
24/01/08	Transaction in own shares
23/01/08	Transaction in own shares
23/01/08	Holdings in Company
22/01/08	Transaction in own shares
21/01/08	Transaction in own shares
18/01/08	Transaction in own shares
18/01/08	Transaction in own shares
17/01/08	Transaction in own shares
16/01/08	Transaction in own shares
15/01/08	Transaction in own shares
14/01/08	Holdings in Company
11/01/08	Transaction in own shares
10/01/08	Blocklisting Interim Review
09/01/08	Transaction in own shares
08/01/08	Transaction in own shares
07/01/08	Transaction in own shares
04/01/08	Transaction in own shares
04/01/08	Transaction in own shares

03/01/08	Transaction in own shares
02/01/08	Total Voting Rights
28/12/07	Completion of Mexican Sale
20/12/07	Transaction in own shares
20/12/07	Transaction in own shares
19/12/07	Transaction in own shares
18/12/07	Transaction in own shares
17/12/07	Transaction in own shares
14/12/07	Transaction in own shares
13/12/07	Transaction in own shares
12/12/07	Transaction in own shares
10/12/07	Transaction in own shares
10/12/07	Transaction in own shares
07/12/07	Transaction in own shares
06/12/07	Transaction in own shares
05/12/07	Transaction in own shares
05/12/07	Directorate Change
04/12/07	Transaction in own shares
03/12/07	Transaction in own shares
03/12/07	Total Voting Rights
30/11/07	Transaction in own shares
29/11/07	Transaction in own shares
28/11/07	Transaction in own shares

27/11/07	Transaction in own shares
22/11/07	Transaction in own shares
21/11/07	Transaction in own shares
20/11/07	Transaction in own shares
19/11/07	Transaction in own shares
16/11/07	Transaction in own shares
16/11/07	Director/PDMR Shareholding
15/11/07	Transaction in own shares
15/11/07	Holding(s) in Company
15/11/07	Director/PDMR Shareholding
15/11/07	Amendment to a note disclosure
12/11/07	Transaction in own shares
09/11/07	Transaction in own shares
08/11/07	Transaction in own shares
07/11/07	Transaction in own shares
06/11/07	Transaction in own shares
05/11/07	Transaction in own shares
02/11/07	Transaction in own shares
01/11/07	Transaction in own shares
01/11/07	Director/PDMR Shareholding
01/11/07	Total Voting Rights
01/11/07	Director/PDMR Shareholding
31/10/07	Appointment of joint corporate broker

31/10/07	Half-yearly report
30/10/07	Holding(s) in Company
08/10/07	Disposal
08/10/07	Change in a Director's Responsibilities
03/10/07	Director/PDMR Shareholding
01/10/07	Completion of Disposal of European Starch Facilities
01/10/07	Total Voting Rights
28/09/07	Trading Statement
18/09/07	Transaction in own shares
17/09/07	Transaction in own shares
14/09/07	Transaction in own shares
13/09/07	Transaction in own shares
11/09/07	Transaction in own shares
10/09/07	Holdings in Company
07/09/07	Transaction in own shares
07/09/07	Director Declaration
05/09/07	Transaction in own shares
04/09/07	Transaction in own shares
03/09/07	Transaction in own shares
03/09/07	Total Voting Rights
31/08/07	Transaction in own shares
29/08/07	Transaction in own shares
28/08/07	Transaction in own shares

24/08/07	Transaction in own shares
22/08/07	Transaction in own shares
21/08/07	Transaction in own shares
20/08/07	Holding(s) in company
17/08/07	Transaction in own shares
16/08/07	Cessation of Production at Selby
16/08/07	Transaction in own shares
15/08/07	Investment
15/08/07	Transaction in own shares
14/08/07	Transaction in own shares
10/08/07	Transaction in own shares
10/08/07	Holdings in Company
09/08/07	Transaction in own shares
07/08/07	Transaction in own shares
06/08/07	Transaction in own shares
02/08/07	Transaction in own shares
01/08/07	Transaction in own shares
31/07/07	Total Voting Rights
24/07/07	Holding(s) in company
18/07/07	Result of AGM
18/07/07	Disposal of European Starch Facilities

The Company has also submitted filings to the US Securities and Exchange Commission ('SEC') in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and

securities markets by virtue of having a Level 1 ADR program. Details of these filings can be found on the SEC's website at

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000801740&owner=include&count=40.

2. Documents filed at Companies House

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the past twelve months. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

Date of filing	Document type	Description
08/07/08	169A(2)	Return by a public company cancelling or selling shares from treasury
30/06/08	88(2)	Return of allotment of shares
30/06/08	88(2)	Return of allotment of shares
24/06/08	288a	Appointment of Secretary
22/05/08	88(2)	Return of allotment of shares
22/05/08	88(2)	Return of allotment of shares
22/05/08	88(2)	Return of allotment of shares
15/05/08	169A(2)	Return by a public company cancelling or selling shares from treasury
13/05/08	169A(2)	Return by a public company cancelling or selling shares from treasury
13/05/08	169A(2)	Return by a public company cancelling or selling shares from treasury
14/04/08	88(2)	Return of allotment of shares
11/04/08	169A(2)	Return by a public company cancelling or selling shares from treasury
10/04/08	169A(2)	Return by a public company cancelling or selling shares from treasury
03/04/08	88(2)	Return of allotment of shares
03/04/08	88(2)	Return of allotment of shares
18/03/08	169A(2)	Return by a public company cancelling or selling shares from treasury

17/03/08	363a	Annual return
17/03/08	190	Location of register of debenture holders
17/03/08	353	Location of register of members
06/03/08	169A(2)	Return by a public company cancelling or selling shares from treasury
06/03/08	169	Return by a company purchasing its own shares
27/02/08	169	Return by a company purchasing its own shares
25/02/08	88(2)	Return of allotment of shares
25/02/08	169	Return by a company purchasing its own shares
25/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
19/02/08	88(2)R	Return of allotment of shares
14/02/08	88(2)R	Return of allotment of shares
12/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
12/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
12/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
12/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
12/02/08	169	Return by a company purchasing its own shares
04/02/08	169	Return by a company purchasing its own shares
04/02/08	169A(2)	Return by a public company cancelling or selling shares from treasury
25/01/08	169	Return by a company purchasing its own shares
24/01/08	169A(2)	Return by a public company cancelling or selling shares from treasury

23/01/08	88(2)R	Return of allotment of shares
23/01/08	88(2)R	Return of allotment of shares
17/01/08	169	Return by a company purchasing its own shares
17/01/08	169A(2)	Return by a public company cancelling or selling shares from treasury
15/01/08	169A(2)	Return by a public company cancelling or selling shares from treasury
15/01/08	88(2)R	Return of allotment of shares
11/01/08	169(1B)	Return by a public company purchasing its own shares for holding in treasury
11/01/08	169A(2)	Return by a public company cancelling or selling shares from treasury
09/01/08	288b	Resignation of Director
02/01/08	169(1B)	Return by a public company purchasing its own shares for holding in treasury
28/12/07	88(2)R	Return of allotment of shares
28/12/07	88(2)R	Return of allotment of shares
28/12/07	88(2)R	Return of allotment of shares
19/12/07	169	Return by a company purchasing its own shares
07/12/07	169	Return by a company purchasing its own shares
05/12/07	169	Return by a company purchasing its own shares
27/11/07	88(2)R	Return of allotment of shares
27/11/07	88(2)R	Return of allotment of shares
27/11/07	88(2)R	Return of allotment of shares
16/11/07	169	Return by a company purchasing its own shares
06/11/07	88(2)R	Return of allotment of shares

06/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
05/11/07	88(2)R	Return of allotment of shares
24/10/07	169	Return by a company purchasing its own shares
23/10/07	169	Return by a company purchasing its own shares
26/09/07	88(2)R	Return of allotment of shares
23/08/07	88(2)R	Return of allotment of shares
23/08/07	88(2)R	Return of allotment of shares
23/08/07	88(2)R	Return of allotment of shares
23/08/07	88(2)R	Return of allotment of shares
31/07/07	RES13	Resolutions passed at AGM on 18 July 2007
31/07/07	AA	Annual Report and Accounts for the year ended 31/03/07
31/07/07	88(2)R	Return of allotment of shares
31/07/07	88(2)R	Return of allotment of shares
17/07/07	88(2)R	Return of allotment of shares
17/07/07	88(2)R	Return of allotment of shares
17/07/07	88(2)R	Return of allotment of shares

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the past twelve months. These documents may be viewed

at the UK Listing Authority's Document Viewing Facility at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Date of publication	Document
18/06/08	Annual Report and Accounts for the year ended 31 March 2008, Notice of Annual General Meeting 2008 and Proxy Card
18/07/07	AGM resolutions

This Annual Information Update and copies of the Annual Report and Accounts 2008 and Notice of Annual General Meeting 2008 are available on the Company's website, www.tateandlyle.com and on request from the Company's registered office at Sugar Quay, Lower Thames Street, London EC3R 6DQ.

Lucie Gilbert

Deputy Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Blocklisting Interim Review

Tate & Lyle PLC

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC

2. Name of scheme TATE & LYLE 2001 SHARESAVE SCHEME

3. Period of return: From 1 JANUARY 2008 to 30 JUNE 2008

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 348,291

5. Number of shares issued/allotted under scheme during period: 139,476

6. Balance under scheme not yet issued/allotted at end of period 208,815

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
458,357,961 (excluding treasury shares)

Contact for queries:

Name: LUCIE GILBERT

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Telephone: 020 7626 6525

Person making return

Name: Lucie Gilbert

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC

2. Name of scheme TATE & LYLE 1992 SHARESAVE SCHEME

3. Period of return: From 1 JANUARY 2008 to 30 JUNE 2008

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 72,613

---

5. Number of shares issued/allotted under scheme during period: 50,074

---

6. Balance under scheme not yet issued/allotted at end of period 22,539

---

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
458,357,961 (excluding treasury shares)

Contact for queries:

Name: LUCIE GILBERT

Telephone: 020 7626 6525

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Lucie Gilbert

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade

Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC

2. Name of scheme TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 1 JANUARY 2008 to 30 JUNE 2008

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 127,411

5. Number of shares issued/allotted under scheme during period: 3,621

6. Balance under scheme not yet issued/allotted at end of period 123,790

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
458,357,961 (excluding treasury shares)

Contact for queries:

Name: LUCIE GILBERT

Telephone: 020 7626 6525

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Lucie Gilbert

Position: Deputy Company Secretary

RECEIVED
2008 AUG 18 P 2:15

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

19% THRESHOLD CROSSED ON 1 JULY 2008

6. Date on which issuer notified

3 JULY 2008

7. Threshold(s) that is /are crossed or reached

19.00%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 83,435,025

Number of Voting Rights: 83,435,025

Resulting situation after the triggering transaction:

Number of Shares - 88,297,800

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 88,297,800

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 19.3% (BASED ON TOTAL VOTING RIGHTS OF 458,358,052)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 88,297,800

Total % of Voting Rights - 19.3%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

3 JULY 2008

ENDS

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TATE & LYLE PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3):	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):	30 JUNE 2008
6. Date on which issuer notified:	02 JULY 2008
7. Threshold(s) that is/are crossed or reached:	Below 3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use-ISIN code	Situation previous to the triggering transaction: Number of shares	Situation previous to the triggering transaction: Number of voting rights	Resulting situation after the triggering transaction: Number of shares	Number of voting rights: Direct	Number of voting rights: Indirect	Percentage of voting rights: Direct	Percentage of voting rights: Indirect
GB0008754136	23,055,337	5.03%					
US8765706077	15,268 (3,817 ADRs)	0.003%					

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

We hereby notify you that as at close of business on 30 June 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Goldman Sachs email contact: shareholderdisclosures@gs.com
14 Listed Company Contact name:	Lucie Gilbert Deputy Company Secretary
15. Contact telephone name:	020 7626 6525

Tate & Lyle PLC - Disposal

Tate & Lyle PLC

Disposal of International Sugar Trading

Tate & Lyle PLC ('Tate & Lyle') announces the sale of its international sugar trading operations to Bunge Limited ('Bunge') for an undisclosed amount.

The disposal, which is conditional on anti-trust approval in a small number of countries, represents another step in delivering on Tate & Lyle's strategy of reducing its exposure to volatile commodity markets.

As a first stage, the operations and the employees of the international sugar trading business will transfer to Bunge. The working capital in the business will remain with, and be collected and paid by, Tate & Lyle through to 31 March 2009 at which point it will be assumed by Bunge upon final completion of the transaction.

The disposal will allow Tate & Lyle Sugars to concentrate on its core sugar refining operations. In conjunction with the sale, the raw cane sugar sourcing team in the Group's EU sugar refining operations is being strengthened to ensure it has the appropriate resources going forward to support and develop its key supplier relationships.

Iain Ferguson, Chief Executive of Tate & Lyle said:

'Our international sugar trading operation is a good business. However, the recent sale of our sugar businesses in the Americas and the restrictions on exports from our EU cane sugar refineries, which were implemented as part of the EU Sugar Regime reforms, have reduced the value of international sugar trading to Tate & Lyle. I would like to take this opportunity to thank our employees in this business for their commitment and hard work over the years and wish them every future success within the Bunge organization.'

The gross assets attributable to the business being sold had a value of £288 million at 31 March 2008; net operating assets had a value of £106 million at 31 March 2008 and related primarily to working capital. A small number of minority interests related to the sugar trading business are not included in the sale and will be addressed separately over the coming months in accordance with the related shareholders' agreements. The sale of the international sugar trading business and the anticipated disposal of the minority interests are together unlikely to generate a material profit or loss on disposal; the sale of some of the minority interests may occur in the 2010 financial year.

For more information contact Tate & Lyle PLC:

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Rowan Adams, Director of Corporate Communications (Media)
Tel: 020 7626 6525 or Mobile 07713 067 542

Notes to Editors

1. Tate & Lyle's international sugar trading business made an operating profit of £2 million in the two months to 31 May 2008, an operating loss of £9 million in the year ended 31 March 2008, and an operating profit of £22 million in the year ended 31 March 2007.

2. The results of this business will be reclassified as discontinued operations. A restatement of Tate & Lyle's accounts for the six months ended 31 September 2007 and for the year ended 31 March 2008 will be published on the Company's website www.tateandlyle.com.

3. The sale excludes Tate & Lyle's shareholding in its subsidiary in Israel, Tate & Lyle Gadot Manufacturing, and the minority interests in sugar facilities in Saudi Arabia, Egypt and Thailand.

4. Tate & Lyle's Annual General Meeting will be held on 23 July 2008 on which day we will also publish our Interim Management Statement for the three months ended 30 June 2008.

About Tate & Lyle

Tate & Lyle is a world-leading renewable food and industrial ingredients company, serving a global market from over 50 production facilities throughout the Americas, Europe and South East Asia. Our efficient, large-scale manufacturing plants turn agricultural products, corn and cane sugar, into valuable ingredients for our customers. These ingredients add taste, texture, nutrition and increased functionality to products that millions of people around the world use or consume every day.

Tate & Lyle's range of leading branded food ingredients includes SPLENDA(R) Sucralose, PROMITOR(TM) Dietary Fiber, STA-LITE(R) Polydextrose, Tate & Lyle Fairtrade Sugar and Lyle's Golden Syrup. Tate & Lyle also produces branded industrial ingredients including Bio-PDO(TM), Ethylex(R) and STA-Lock(R) paper starches; and staple ingredients such as high fructose corn syrup, sugar, ethanol, citric acid and basic starches. In addition to providing a wide range of ingredients our expert sales and product applications teams support customers by providing technical advice and proprietary consumer insight studies.

Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. American Depositary Receipts trade under TATYY. In the year to 31 March 2008, Tate & Lyle employed 6,488 people in its subsidiaries and joint ventures, and sales totalled £3.4 billion. http://www.tateandlyle.com. SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TATE & LYLE PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3):	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):	27 JUNE 2008
6. Date on which issuer notified:	01 JULY 2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting right	
				Direct	Indirect	Direct	Indirect
GB0008754136		Below 3%		123,580	22,931,757	0.027%	5.003%
US8765706077		Below 3%		916 (229 ADRs)	14,352 (3,588 ADRs)	0.000%	0.003%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
23,070,605	5.03%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

The interest in 13,729,353 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 8,583 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 123,580 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 9,193,821 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager.

We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

The interest in 12,832 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 3,208 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

The interest in 1,520 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager of 380 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

The interest in 800 shares arose from a beneficial interest held by Goldman, Sachs & Co. ('GS&Co.'), a direct subsidiary of GS Inc of 200 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

The interest in 116 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc of 29 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Goldman Sachs email contact: shareholderdisclosures@gs.com
14 Listed Company Contact name:	Lucie Gilbert Deputy Company Secretary
15. Contact telephone name:	020 7626 6525

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 30 June 2008 consisted of 459,938,418 ordinary shares of which 1,580,457 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 30 June 2008 was 458,357,961 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
1 July 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') was informed yesterday that on 30 June 2008 a grant of options over the Company's ordinary shares was made under the Tate & Lyle 2001 Sharesave Scheme to Executive Directors and Persons Discharging Managerial Responsibilities ('PDMR') as detailed in the table below:

Name	Role	No of shares subject to option	Option price per share	Exercise period
Iain Ferguson	Executive Director	3,988	408p	01/08/2013 to 31/01/2014
Robert Gibber	PDMR	2,303	408p	01/08/2011 to 31/01/2012

This notification is made in accordance with DTR 3.1.4R(1)(a) of the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
1 July 2008

The Companies Acts 1862 to 1900
and
The Companies Act 2006

COMPANY LIMITED BY SHARES

Articles of Association

Adopted by Special Resolution passed on 23 July 2008 with effect from 1 October 2008

OF

TATE & LYLE PUBLIC LIMITED COMPANY

PRELIMINARY

1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

these Articles	these Articles of Association as from time to time altered.
CREST Regulations	The Uncertificated Securities Regulations 2001.
in writing	written or produced by any substitute for writing or (including anything in electronic form) partly one and partly another.
London Stock Exchange	the London Stock Exchange plc.
month	Calendar month.
Office	The registered office of the Company for the time being.
Operator	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations.
Operator-Instruction	a properly authenticated dematerialised instruction attributable to the Operator.
paid	Paid or credited as paid.
participating security	a security title to units of which is permitted by the Operator to be transferred by means of a relevant system.

Register of Members	the register of members of the Company.
Registrar's Office	the place where the Register of Members is situate for the time being.
relevant system	a computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations.
Seal	the Common Seal of the Company.
Securities Seal	an official seal kept by the Company by virtue of Section 40 of the Companies Act 1985.
Statutes	the Companies Acts, the CREST Regulations and every other enactment for the time being in force concerning companies and affecting the Company.
UK Listing Authority	the Financial Services Authority in its capacity as competent authority for official listing under Part VI of the Financial Services and Markets Act 2000.
United Kingdom	the United Kingdom of Great Britain and Northern Ireland.
year	Calendar year.

The expression "**address**" shall include, in relation to electronic communication, any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 59.3, an identification number of a participant in the relevant system) used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Act.

The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "**debenture stockholder**".

The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

The expression "**officer**" shall include a Director, manager and the Secretary but shall not include an auditor.

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

The expression "**shareholders' meeting**" shall include both a General Meeting and a meeting of the holders of any class of shares of the Company. The expression "**General Meeting**" shall include any general meeting of the Company, including any general meeting held as the Company's annual general meeting in accordance with Section 360 of the Companies Act 2006 ("**Annual General Meeting**").

Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

Words denoting the singular shall include the plural and *vice versa*. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

A special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be retained under any provision of these Articles.

Except as provided above any words or expressions defined in the Companies Acts or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

References to "Committees" shall, unless the context otherwise requires, include sub-committees.

SHARE CAPITAL

3 Share capital

3.1 The share capital of the Company at the date of the adoption of these Articles of Association is £200,000,000 divided into 2,394,000 six and one half per cent. Cumulative Preference shares of £1 each ("Preference Shares") and 790,424,000 Ordinary shares of 25p each.

3.2 The rights of the Preference Shares are as follows:

(a) The rights attached to the Preference Shares were modified as from 6th April 1973 by the operation of Section 255 of the Income and Corporation Taxes Act 1988, in consequence whereof dividends are payable at the rate of 4.55 per cent. per annum, and, subject to modification as aforesaid, are that the holders of the Preference Shares are entitled to a fixed cumulative preferential dividend on the amounts paid up thereon at the rate of 6 ½ per cent. per annum, and to have the assets of the Company available for distribution amongst the Members on a winding up applied in the first place in repaying to them the amounts paid up on the Preference Shares held by them respectively, together with all arrears or deficiency

of the said fixed dividend, whether declared or not, calculated down to the date of the return of capital, but are not entitled in respect thereof to any further or other participation in the profits or assets of the Company.

(b) The special rights attached to the Preference Shares in the present capital of the Company or any further Preference Shares hereafter issued ranking *pari passu* therewith shall not be deemed prejudiced, affected, or modified by the creation or issue of further Preference Shares ranking *pari passu* therewith so long as the total amount of Preference Shares issued does not exceed two-thirds of the total amount of the issued Ordinary Shares for the time being.

(c) The Preference Shares in the present capital, and other Preference Shares (if any) ranking *pari passu* with them, shall not confer on the holders the right to vote on any of the following matters, viz., any question as to the disposal of the surplus profits after the dividend on the Preference Shares has been provided for, the election of Directors, their remuneration, any agreement between the Directors and the Company or the alteration of the Articles of Association dealing with any of such matters.

4 Variation of Rights

If at any time the capital, by reason of the issue of Preference Shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to each class may be modified by agreement between the Company and any person purporting to contract on behalf of that class, provided such agreement is (a) ratified in writing by the holders of at least three-fourths of the nominal amount of the issued shares of that class, or is (b) confirmed by a Special Resolution passed at a separate General Meeting of the holders of shares of that class, and all the provisions herein contained as to General Meetings shall *mutatis mutandis* apply to every such meeting, except that the quorum thereof shall be members holding or representing by proxy three-fourths of the nominal amount of the issued shares of that class. This Article is not by implication to derogate from any power of modification which the company would have if the Article were omitted. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

4.1 The special rights attached to any class of shares other than the Preference Shares having preferential rights shall, not unless otherwise expressly provided by the terms of issue thereof, be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF SHARE CAPITAL

5 Shares and special rights

5.1 The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

5.2 The Company may by Ordinary Resolution:-

(a) Consolidate and sub-divide all or any of its share capital into shares of larger amount than its existing shares;

(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) Sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

Whenever as a result of a consolidation or sub-division of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to sub-divisions and/or consolidations and may cause any shares arising on consolidation or sub-division and representing fractional entitlements to be entered in the Register of Members as shares in certificated form where this is desirable to facilitate the sale thereof.

5.3 Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares). Every contract for the purchase by the Company of, or under which it may become entitled or obliged to purchase, its own shares shall, in addition to such authorisation as may be required by the Statutes, be sanctioned by a Special Resolution passed at a separate General Meeting of the holders of each class of shares in issue convertible into equity share capital of the Company.

5.4 The Company may by Special Resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

SHARES

6 Shares and Special Rights

Without prejudice to any special rights for the time being conferred on the holders of any shares or class of shares (which special rights shall not be modified, except with such consent or sanction as is provided in Article 4) any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as

the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

7 Directors' power to allot securities and to sell treasury shares

7.1 Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

7.2 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

7.3 During each prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:-

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment.

7.4 By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

7.5 For the purposes of this Article:

(a) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the Register of Members on a fixed record date in proportion to their respective holdings of such securities for which purpose holdings in certificated and uncertificated form may be treated as separate holdings or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "prescribed period" means in the first instance the period from the date of the adoption of these Articles to the date of the Annual General Meeting in 2009 or 22 October 2009, whichever is the earlier, and shall thereafter mean any period (not exceeding 15 months on any occasion) for which the authority and power conferred by paragraph 7.2 above is renewed by a Resolution of the Company stating the Section 80 Amount for such period;

(c) "the Section 80 Amount" shall for the first prescribed period be £38,157,190 and for any other prescribed period shall be that stated in the relevant Ordinary Resolution renewing or extending the power conferred by paragraph 7.2 above for such period, or in either case, any increased amount fixed by Resolution of the Company in General Meeting;

(d) "the Section 89 Amount" shall for the first prescribed period be £5,723,578 and for any other prescribed period shall be that stated in the relevant Special Resolution renewing or extending the power conferred by paragraph 7.3 above for such period or, in either case, any increased amount fixed by Special Resolution;

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(f) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings herein.

8 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

9 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder recognise a renunciation and/or allow the rights represented thereby to be one or more participating securities, in each case thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

10 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

11 Right to refuse registration

11.1 The Directors may, in the case of securities in certificated form, in their absolute discretion refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion must not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly. If the Directors refuse to register an allotment or transfer they shall as soon as practicable and in any event within two months after the date on which the letter of allotment or transfer was lodged with the Company (in the case of shares held in certificated form) or the Operator-instruction was received by the Company (in the case of shares held in uncertificated form) send to the allottee or transferee notice of the refusal.

11.2 Subject to the Statutes and the rules (as defined in the CREST Regulations), and apart from any class of wholly dematerialised security, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

11.3 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

SHARE CERTIFICATES

12 Form of share certificate

Every share certificate shall be issued in such manner as the Directors may decide (which may include the use of the Seal or Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory and/or manual or facsimile signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

13 Joint Holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

14 Issue of Share Certificates

Any person (except a person to whom the Company is not required by law to issue a share certificate) whose name is entered in the Register of Members in respect of any shares in certificated form of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within fourteen days after lodgement of a transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of a transfer.

15 Balance Certificate

Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares issued in lieu without charge.

16 Replacement of share certificates

16.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

16.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

16.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost,

stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

16.4 In the case of shares held jointly by several persons in certificated form any such request may be made by any one of the joint holders.

CALLS ON SHARES

17 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

18 Liability for calls

Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine.

19 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

20 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 Power to differentiate between holders

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but

for such advance become payable) the Company may pay interest at such rate (not exceeding 17 per cent. per annum) as the member paying such sum and the Directors may agree.

FORFEITURE AND LIEN

23 Notice on failure to pay a call

23.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice in writing on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

23.2 The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the share on which the call has been made will be liable to be forfeited.

24 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

25 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

26 Holder to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares) but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 17 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

27 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

28 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

29 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

30 Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant transfer being made if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

31 Form of transfer

31.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

31.2 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares, except that, in respect of shares which are participating securities, the Register of Members shall not be closed without the consent of the Operator. The Register of Members shall not be closed for more than thirty days in any year.

31.3 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of share and is lodged (duly stamped if required) at the Registrar's Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

31.4 All instruments of transfer which are registered may be retained by the Company.

32 No fee on registration

No fee will be charged by the Company in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares.

33 Destruction of Documents

Subject to compliance with the rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:-

(a) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) Any document referred to above may, subject to the Statutes, be destroyed before the end of the relevant period so long as a copy of such document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made and is retained until the end of the relevant period; and

(d) References herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

34 Persons entitled on death

In case of the death of a shareholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

35 Election by persons entitled by transmission

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

36 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

37 Untraced Shareholders

37.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:-

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (ii) below (or, if published on different

dates, the first thereof) at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed;

(ii) the Company shall on expiry of the said period of twelve years have inserted advertisements in both a national newspaper and in a newspaper circulating in the area in which the last known postal address or the postal address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(iii) during the period of three months following the publication of the said advertisements the Company shall have received no communication from such member or person.

37.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

GENERAL MEETINGS

38 Annual General Meetings

An Annual General Meeting shall be held in each period of 6 months beginning with the day following the Company's accounting reference date, at such place, date and time as may be determined by the Directors.

39 Convening of General Meeting

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a General Meeting.

NOTICE OF GENERAL MEETINGS

40 Notice of General Meetings

40.1 An Annual General Meeting shall be called by notice of at least 21 days.

40.2 Any other General Meeting shall be called by notice of at least 14 days.

40.3 The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held.

40.4 Notice shall be given to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company. The Company may determine that only those persons entered on the Register of Members at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice.

40.5 A General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of any other General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

41 Contents of notice of General Meetings

41.1 Every notice calling a General Meeting shall specify the place, date and time of the meeting.

41.2 There shall appear with reasonable prominence in every such notice a statement that:

(a) a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote; and

(b) that a proxy need not be a member of the Company

41.3 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

41.4 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

41.5 For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register of Members in order to have the right to attend or vote at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

42 Chairman

At any General Meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within five minutes after the time appointed for holding the meeting and willing to act as chairman, a member may be elected to be the chairman by a resolution of the Company passed at the meeting..

43 Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business.

Three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

44 Lack of Quorum

If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine.

45 Adjournment

The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors.

46 Notice of adjourned meeting

When a meeting is adjourned for thirty days or more or sine die, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

47 Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

POLLS

48 Demand for polls

48.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than four members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an

aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

48.2 On a vote on a resolution at a meeting on a show of hands, a declaration by the Chairman that the resolution:

(a) has or has not been passed; or

(b) passed with a particular majority,

is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. An entry in respect of such a declaration in minutes of the meeting recorded in accordance with the Companies Acts is also conclusive evidence of that fact without such proof. This Article does not have effect if a poll is demanded in respect of the resolution (and the demand is not subsequently withdrawn).

48.3 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. A poll shall be taken in such manner (including by use of ballot or voting papers or electronic means, or any combination thereof) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

48.4 The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

49 Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

50 Votes attaching to shares

Subject to Articles 41.5 and 53 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member who is present in person and every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote; and

(b) on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

51 Votes of joint holders

In the case of joint holders of a share the vote of the senior tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

52 Voting by guardian

Where in England or elsewhere a guardian or a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian or receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

53 Restriction on voting in particular circumstances

53.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

53.2 If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register of Members which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares" which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 53.3(b) below) be entitled to attend or vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

53.3 Where the default shares represent at least 0.25 per cent. of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares. Provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

53.4 Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter. Upon the giving of a direction notice its terms shall apply accordingly.

53.5 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

53.6 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

53.7 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 53.3(b) above.

53.8 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either (i) the member has named such person as being so interested or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an "**approved transfer**" if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a *bona fide* sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through a recognised investment exchange or through a stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the

persons who are connected with the member or any person appearing to be interested in such shares.

53.9 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

54 Validity and result of vote

No objection shall be raised as to the qualification of any voter or the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

55 Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

56 Appointment of proxies

56.1 A member is entitled to appoint a proxy or (subject to Article 57) proxies to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company.

56.2 A proxy need not be a member of the Company.

57 Multiple Proxies

A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

58 Form of proxy

58.1 The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:-

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 102; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 102.

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 102 on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

59 Deposit of form of proxy

59.1 The appointment of a proxy (together with any supporting documentation required under Article 58) must be received at the address or one of the addresses (if any) specified for

that purpose in, or by way of note to, or in any document accompanying, the notice convening the meeting (or, if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than 48 hours before the commencement of the meeting or adjourned meeting to which it relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after the poll was demanded, not less than 48 hours before the commencement of the meeting or adjourned meeting at which the poll was demanded; and

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for the taking of the poll;

and in default shall not be treated as valid.

59.2 The Directors may at their discretion determine that, in calculating the periods mentioned in Article 59.1, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

59.3 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that holder.

59.4 The appointment of a proxy shall, unless the contrary is stated thereon, be as valid for any adjournment of a meeting as it is for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of any such meeting) having once been delivered in accordance with this Article 59 for the purposes of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates.

60 Rights of proxy

60.1 A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, and to speak and vote, at a meeting of the Company.

60.2 Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote at a shareholders' meeting.

61 Termination of proxy's authority

61.1 Neither the death or insanity of a member who has appointed a proxy, nor the revocation or termination by a member of the appointment of a proxy (or of the authority under which the appointment was made shall invalidate the proxy or the exercise of any of the rights of the proxy thereunder, unless notice of such death, insanity, revocation or termination shall have been received by the Company in accordance with Article 61.2.

61.2 Any such notice of death, insanity, revocation or termination must be received at the address or one of the addresses (if any) specified for receipt of proxies in, or by way of note to, or in any document accompanying, the notice convening the meeting to which the appointment of the proxy relates (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than one hour before the commencement of the meeting or adjourned meeting to which the proxy appointment relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after it was demanded, not less than one hour before the commencement of the meeting or adjourned meeting at which the poll was demanded; or

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than one hour before the time appointed for the taking of the poll.

62 Corporations acting by representatives

Subject to the Statutes, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise a person or persons to act as its representative or representatives at any shareholders' meeting.

DIRECTORS

63 Number of Directors

Subject as hereinafter provided the Directors shall not be less than seven nor more than twenty in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

64 Share qualifications

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

65 Directors' fees

The Directors shall be entitled to remuneration up to a maximum aggregate amount of £350,000 per annum, or such higher amount as the Company in General Meeting may vote, which shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree. In the case of an Executive Director such remuneration shall be payable to him in addition to his remuneration as such Executive Director. The Directors' remuneration shall be deemed to accrue from day to day.

66 **Other remuneration of Directors**

Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

67 **Directors' expenses**

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

68 **Directors' pensions and other benefits**

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

69 **Appointment of executive Directors**

69.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

69.2 The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

69.3 The appointment of any Director to any executive office shall automatically determine if the appointee ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between the appointee and the Company.

70 **Powers of executive Directors**

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

71 **Vacation of office**

The office of a Director shall be vacated in any of the following events, namely:-

(a) If he shall become prohibited by law from acting as a Director;

(b) If he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) If he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) If in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) If he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated; or

(f) If he shall be removed from office by notice in writing served upon him signed by four-fifths of all his co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

72 Retirement at Annual General Meetings

72.1 Each Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or last re-elected by the Company.

72.2 Each Director (other than the Chairman and any director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

72.3 A Director who retires at any Annual General Meeting shall be eligible for election or re-election unless the Directors otherwise determine not later than the date of the notice of such Annual General Meeting.

73 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for election In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where a resolution to elect such Director is void by reason of contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a

resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

74 Election of two or more Directors

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

75 Nomination of Director for election

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than seven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office:

(a) notice in writing signed or authenticated in accordance with Article 102 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election; and

(b) notice in writing signed (or authenticated in accordance with Article 102) by the person to be proposed of his willingness to be elected.

76 Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office.

77 Election or appointment of additional Director

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall retire at the next Annual General Meeting and shall then be eligible for re-election.

78 Alternate Directors

78.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

78.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor

ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

78.3 An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director, his voting rights shall be cumulative. If his appointor is temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles nor shall he be deemed to be the agent of his appointor.

78.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

79 Convening of meetings of Directors

79.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive. The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

80 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be four. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

81 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote.

DIRECTORS' INTERESTS

82 Authorisation of Directors' interests

82.1 For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

82.2 Authorisation of a matter under this Article shall be effective only if:

82.2.1 the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

82.2.2 any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "Interested Directors"); and

82.2.3 the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

82.3 Any authorisation of a matter under this Article shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

82.4 Any authorisation of a matter under this Article shall be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently and may be terminated by the Directors at any time. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

82.5 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

83 Directors may have interests

83.1 Subject to compliance with Article 83.2, a Director, notwithstanding his office, may have an interest of the following kind:

(a) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in any Relevant Company;

(b) where a Director (or a person connected with him) is a party to, or otherwise interested in, any contract, transaction or arrangement with a Relevant Company, or in which the Company is otherwise interested;

(c) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefore;

(d) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(e) an interest, or a transaction or arrangement giving rise to an interest, of which the Director is not aware;

(f) any matter authorised under Article 82.1; or

(g) any other interest authorised by Ordinary Resolution.

No authorisation under Article 82 shall be necessary in respect of any such interest.

83.2 The Director shall declare the nature and extent of any interest permitted under Article 83.1, and not falling with Article 93.3, at a meeting of the Directors or in the manner set out in Section 184 or 185 of the Companies Act 2006.

83.3 No declaration of an interest shall be required by a Director in relation to an interest:

(a) falling within paragraph (d) or (e) or (f) of Article 83.1;

(b) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

83.4 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any Relevant Company or for such remuneration, each as referred to in Article 93.1, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

83.5 For the purposes of this Article, "**Relevant Company**" shall mean:

(a) the Company;

(b) a subsidiary undertaking of the Company;

(c) any holding company of the Company or a subsidiary undertaking of any such holding company;

(d) any body corporate promoted by the Company; or

(e) any body corporate in which the Company is otherwise interested.

84 Restrictions on quorum and voting

84.1 Save as provided in this Article, and whether or not the interest is one which is authorised pursuant to Article 82 or permitted under Article 83, a Director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

84.2 Director shall not be counted in the quorum for a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

84.3 Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote and be counted in the quorum in respect of any resolution concerning any contract, transaction or arrangement, or any other proposal:

(a) in which he has an interest of which he is not aware;

(b) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(e) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings (i) in which offer he is or may be entitled to participate as a holder of securities; (ii) or in the underwriting or sub-underwriting of which he is to participate:

(f) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(g) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(h) concerning the purchase or maintenance by the Company of insurance for any liability; for or for the benefit of Directors or for the benefit of persons who include Directors;

(i) concerning the giving of indemnities in favour of Directors;

(j) concerning the funding of expenditure by any Director or Directors on (i) defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief, or (iii) defending him or them in any regulatory investigations;

(k) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (j); and

(l) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

84.4 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company (or any body corporate in which the Company is interested), the proposals may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (if not debarred from voting under paragraph (f) of this Article 84.3) shall be entitled to vote, and be counted in the quorum in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

84.5 If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive, except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

85 Confidential information

85.1 Subject to Article 85.2, if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required:

(a) to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or

(b) otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

85.2 Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 85.1 shall apply only if the conflict arises out of a matter which has been authorised under Article 82 above or falls within Article 83 above.

85.3 This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article.

86 Directors' interests - general

86.1 For the purposes of Articles 82 to 86:

(a) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(b) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

86.2 Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any

specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(a) absenting himself from any meetings of the Directors at which the relevant situation or matter falls to be considered; and

(b) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

86.3 The Company may by Ordinary Resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised by reason of a contravention of any provisions of Articles 88 to 92.

87 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

88 Chairman and Deputy Chairman

88.1 The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

88.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

89 Directors' written resolutions

89.1 A Directors' written resolution is adopted when all the Directors entitled to vote on such resolution have:

(c) signed one or more copies of it, or

(d) otherwise indicated their agreement to it in writing.

89.2 A Directors' written resolution is not adopted if the number of Directors who have signed it is less than the quorum for Directors' meetings.

89.3 Once a Directors' written resolution has been adopted, it must be treated as if it had been a resolution passed at a Directors' meeting in accordance with the Articles.

COMMITTEES OF THE DIRECTORS

90 Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have the power to sub-delegate to subcommittees any of the powers or discretions delegated to it. Any such committee shall consist of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that (a) the number of co-opted members shall be less than one-half of the total number of members of the committee and (b) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

91 Proceedings of committee meetings

The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

92 Validity of proceedings

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

93 Borrowing powers

93.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

93.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all

moneys borrowed by the Group (which expression in this Article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.

93.3 For the purpose of the foregoing limit the following provisions shall apply:-

(a) there shall be deemed, subject as hereinafter provided, to have been borrowed and to be outstanding as borrowed moneys of the relevant member of the Group (to the extent that the same would not otherwise fall to be taken into account):-

(i) The principal amount of all debentures of any member of the Group which are not for the time being beneficially owned within the Group;

(ii) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(iii) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary of the Company not for the time being beneficially owned by other members of the Group;

(iv) the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other borrowed moneys (not being shares or debentures which are or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed or wholly or partly secured by any member of the Group;

(v) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account;

(b) moneys borrowed by any member of the Group for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(c) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business shall be deemed not to be borrowed moneys;

(d) moneys borrowed by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion; for the purposes aforesaid "minority proportion" shall mean the proportion of the issued equity share capital of such partly-owned subsidiary which is not attributable to the Company (after allowing for the proportionate interest of the Company in any intermediate subsidiary);

(e) amounts expressed in or calculated by reference to a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the latest available audited consolidated balance sheet of the Company save that borrowings made since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date of the borrowing.

93.4 In this Article the expression "Adjusted Capital and Reserves" means at any material time a sum equal to the aggregate of:-

(a) the amount paid up or credited as paid up on the issued share capital of the Company; and

(b) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account or capital redemption reserve) after adding thereto or deducting therefrom any balance to the credit or debit of profit and loss account and amounts set aside for deferred taxation in respect of the excess of book value over the tax written down value of fixed assets on which capital allowances have been received;

all based on a consolidation of the then latest available audited balance sheets of the Company and its subsidiaries but after:-

(i) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital or any such reserves subsequent to the relevant balance sheet date and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

(ii) making such adjustments as may be appropriate in respect of any distributions declared recommended or made by the Company or its subsidiaries (other than attributable directly or indirectly to the Company) out of profits earned up to and including the date of the latest audited balance sheet of the Company or subsidiary (as the case may be) to the extent that such distribution is not provided for in such balance sheet;

(iii) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiaries since the date of the latest audited balance sheet of the Company;

(iv) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any company is to become or cease to be a subsidiary, making all such adjustments as would be appropriate if such transaction had been carried into effect;

(v) excluding minority interests in subsidiaries.

If in any case the latest available audited balance sheet of the Company or any of its subsidiaries has been prepared on a basis not being in substance a historical cost basis then all such adjustments shall be made therein as in the opinion of the Auditors are appropriate to bring such balance sheet into line with the accounting bases and principles which were applied in relation to the last audited balance sheet of the Company or, as the case may be, the subsidiary concerned prepared on an historic cost basis and the balance sheet as so adjusted shall be treated as the latest available audited balance sheet for the purposes aforesaid.

The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned and for the purposes of their computation the Auditors may at their discretion make such further or other adjustments (if any) as they think fit. Nevertheless for the purposes of this Article the Directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the Auditors or otherwise the Directors became aware that such a situation has or may have arisen.

93.5 No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

94 General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, whether or not consistent with these Articles, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

95 Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such

delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

96 Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

97 President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

98 Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

99 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

SECRETARY

100 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries.

THE SEAL

101 The Seal

101.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

101.2 Every instrument to which the Seal or the Securities Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

101.3 Any instrument signed by:

(a) one Director and the Secretary; or

(b) by two Directors; or

(c) by a Director in the presence of a witness who attests the signature

and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

101.4 The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

101.5 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

AUTHENTICATION OF DOCUMENTS

102 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

103 Establishment of reserves

103.1 The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

103.2 Notwithstanding any other provisions contained in these Articles, if an adjustment is made to the subscription price payable by an option holder under any employees' share scheme of the Company which results in the adjusted price per share payable on the exercise of any option in respect of an Ordinary share being less than the nominal value of such Ordinary share (the "adjusted price"), the Directors may capitalise all or part of the Company's reserves available for distribution (excluding any share premium account, capital redemption reserve or other undistributable reserve), upon the issue of any Ordinary share in respect of and following the exercise of the relevant option (the "New Share"). The amount to be so capitalised shall be equal to the difference between the adjusted price and the nominal value of the New Share. The Directors shall apply such amount in paying up in full the balance payable on the New Share. The Directors may take such steps as they consider necessary to ensure that the Company has sufficient reserves available for such application. No further authority of the Company in General Meeting is required.

DIVIDENDS

104 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

105 Fixed and interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or pari passu with those shares, of any such fixed or interim dividend as aforesaid.

106 Provisions relating to dividends

106.1 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according

to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share. Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

106.2 No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

106.3 Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

106.4 No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

106.5 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

106.6 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

106.7 The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

106.8 The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve years from the date such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

107 Distribution *In specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

108 Manner of payment of dividends

108.1 Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder or otherwise by operation of law, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct or using the facilities of the relevant system. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law may direct and payment of the cheque or warrant by the banker upon whom it is drawn and any payment within the relevant system shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

108.2 The Company may cease to send any cheque, warrant or order by post or any dividend on any shares which is normally paid in that manner if in respect of at least three consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

109 Joint Holders

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

110 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

SHARES IN LIEU OF DIVIDEND

111 Shares in lieu of dividend

111.1 This Article shall apply only to dividends to be declared or paid in respect of any financial period in relation to which a resolution shall have been passed by the Company in General Meeting authorising the Directors to implement the following provisions of this Article.

111.2 In respect of any dividend declared or resolved or proposed to be recommended or paid by the Directors in respect of any financial period the Directors may (subject as hereinafter provided) determine and make an announcement (contemporaneously with their

announcement of the proposed dividend) to the effect that each holder of the Ordinary shares will be entitled (subject where applicable to the necessary authorising resolution being passed by the Company in General Meeting) to elect in respect of all or any of his fully paid Ordinary shares ranking in full for such dividend to receive an allotment of additional Ordinary shares credited as fully paid in lieu of the dividend. In relation to the foregoing the following provisions shall apply:-

(i) If the Directors determine to allow such right of election on any occasion they shall, after the basis of allotment has been determined under paragraph (ii) below, give notice in writing to the Ordinary Shareholders of the right of election available to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date (not being less than 21 days after the date of the notice) and time by which duly completed forms of election must be lodged in order to be effective. The Directors may also issue forms under which shareholders may elect to receive Ordinary shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined.

(ii) The basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the adjusted average quotation) of the additional Ordinary shares (including any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount. Provided that if such adjusted average quotation is less than the nominal value of an Ordinary share the Directors shall determine that an amount be substituted therefor being not less than the nominal value of such Ordinary share. For such purpose the adjusted average quotation of an Ordinary share shall be the average of the means of quotations on the London Stock Exchange, as shown in the Daily Official List, either on each of the first five business days on which the Ordinary shares are quoted ex the relevant dividend or on the first five business days immediately following the announcement of the share election but adjusted by deducting the dividend from each such quotation other than any quotation ex such dividend.

(iii) On or with effect from the due date for payment of the dividend in respect of which rights of election have been made available the Directors shall appropriate out of undistributed profits or reserves of the Company (including any share premium account or capital redemption reserve fund) such an amount as shall be sufficient to pay up in full at par the aggregate number of Ordinary shares required to be allotted in consequence of the exercise of rights of election and shall allot and distribute the same credited as fully paid to and amongst the holders of the Ordinary shares entitled thereto in accordance with their respective entitlements and (subject only as in this Article provided) shall have the like powers and authorities as in the case of capitalisation under Article 128. The Ordinary shares so allotted shall not rank for the relevant dividend but otherwise shall be identical and rank *pari passu* in all respects with the fully paid Ordinary shares previously in issue.

(iv) The Directors may on occasion determine that rights of election shall not be made available to any Ordinary Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the

circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

CAPITALISATION OF PROFITS AND RESERVES

112 Capitalisation of profits and reserves

112.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the holders of Ordinary shares on the Register of Members at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary shares and applying such sum on their behalf in paying up in full unissued Ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

112.2 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

113 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

114 Copies of accounts for members

114.1 Subject as provided in Article 114.2 a copy of the Company's annual accounts and report which are to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose postal address

the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the office.

114.2 Article 114.1 shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose postal address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

115 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

116 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

COMMUNICATIONS WITH MEMBERS

117 Service of notices

117.1 The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or by making such notices, documents or information available on a website.

117.2 The Company Communications Provisions have effect, subject to the provisions of Articles 117 to 122, for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

117.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

117.4 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

117.5 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

117.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

117.7 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

118 Joint holders

118.1 Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register of Members in respect of the share.

118.2 Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register of Members in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

119 Deceased and bankrupt members

119.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address at which notices may be sent or supplied to such person,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

Save as provided by Article 119.1, any notice, document or information delivered or sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

119.2 The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

120 Overseas members

Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom)

has not supplied to the Company a postal address within the United Kingdom for the service of notices.

121 Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least one national newspaper and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices again becomes practicable.

122 Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then, any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

123 Statutory provisions as to notices

Nothing in any of the preceding seven Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

WINDING UP

124 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

125 Distribution of assets *in specie*

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a Special Resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DIRECTORS' LIABILITIES

126 Indemnity

126.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and rules made by the UK Listing Authority, every Director and former Director and officer of the Company shall, and every Director and former Director and officer of each of the Associated Companies of the Company may be indemnified by the Company out of its own funds against:

(a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i) any liability to the Company or any Associated Company; and

(ii) any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and

(b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

126.2 Subject to the Companies Acts and rules made by the UK Listing Authority the Company shall indemnify a Director or former Director of the Company and may indemnify a Director or former Director of any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006).

126.3 Where a Director or officer is indemnified against any liability in accordance with this Article 126, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

126.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

127 Insurance

127.1 Without prejudice to Article 126 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of:

(a) any person who is or was at any time a Director or officer of any Relevant Company (as defined in Article 127.3 below); or

(b) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested,

including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

127.2 For the purpose of Article 127.1 above "Relevant Company" shall mean:

(a) the Company;

(b) any holding company of the Company;

(c) any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d) any subsidiary undertaking of the Company or of such other body.

128 Defence expenditure

128.1 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director or former Director or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in:

(b) defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company; or

(c) in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(d) may do anything to enable any such Director or officer to avoid incurring such expenditure.

128.2 The terms set out in Section 205(2) of the Companies Act 2006 shall apply to any provision of funds or other things done under Article 128.1.

128.3 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director or former Director or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b) may do anything to enable any such Director or officer to avoid incurring such expenditure.

128.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

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